UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

June 13, 2017

Nokia Corporation

Karaportti 3

FI-02610 Nokia Group
Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-218330) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Index of Exhibits

Exhibit No.	Description
1.1

Pricing Agreement (including the Underwriting Agreement Standard Provisions annexed therein) among Nokia Corporation and Barclays Capital Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, dated as of June 5, 2017.

4.1	Indenture between Nokia Corporation, as issuer, and The Bank of New York Mellon acting through its London Branch, as trustee, dated as of June 12, 2017.

4.2

First Supplemental Indenture between Nokia Corporation, as issuer, The Bank of New York Mellon acting through its London Branch, as trustee, and The Bank of New York Mellon acting through its London Branch, as paying agent,dated as of June 12, 2017.

4.3	Form of Global Note for the 3.375% Notes due 2022 (included in Exhibit 4.2 hereof).

4.4	Form of Global Note for the 4.375%% Notes due 2027 (included in Exhibit 4.2 hereof).

5.1

Opinion of Shearman & Sterling (London) LLP, U.S. legal advisors to Nokia Corporation as to the validity of the 3.375% Notes due 2022 and the 4.375%% Notes due 2027 of Nokia Corporation, issued on June 12, 2017, as to certain matters of New York law.

5.2	Opinion of Roschier, Attorneys Ltd., Finnish legal advisors to Nokia Corporation as to the validity of the Notes of Nokia Corporation, issued on June 12, 2017, as to certain matters of Finnish law.

23.1	Consent of Shearman & Sterling (London) LLP (included in Exhibit 5.1 hereof).

23.2	Consent of Roschier, Attorneys Ltd. (included in Exhibit 5.2 hereof).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Nokia Corporation
(Registrant)

Date: June 13, 2017	By:	/s/ SAANA NURMINEN
	Name:	Saana Nurminen
	Title:	Authorized Signatory

	By:	/s/ MIKAEL NORDENSWAN
	Name:	Mikael Nordenswan
	Title:	Authorized Signatory